UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

SCHEDULE 13D

UNDER THE SECURITIES EXCHANGE ACT OF 1934

(Amendment No. 2)*

AerSale Corporation

(Name of Issuer)

Common Stock, $0.0001 par value per share

(Title of Class of Securities)

00810F106

(CUSIP Number)

Jennifer Bellah Maguire

Gibson, Dunn & Crutcher LLP

333 South Grand Avenue

Los Angeles, California 90071-3197

(213) 229-7986

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

April 16, 2021

(Date of Event Which Requires Filing of Statement on Schedule 13D)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), checking the following box.   ☐

*

The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

Schedule 13D

CUSIP No. 00810F106	Page 2 of 19 Pages

(1)	Name of Reporting Persons: Green Equity Investors CF, L.P.
(2)	Check the Appropriate Box if a Member of a Group (See Instructions): (a) ☒ (b) ☐
(3)	SEC Use Only:
(4)	Source of Funds (See Instructions): WC
(5)	Check Box if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e): ☐
(6)	Citizenship or Place of Organization: Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	(7)	Sole Voting Power 0
	(8)	Shared Voting Power 27,017,623 shares of Common Stock
	(9)	Sole Dispositive Power 0
	(10)	Shared Dispositive Power 27,017,623 shares of Common Stock

(11)	Aggregate Amount Beneficially Owned by Each Reporting Person: 27,017,623 shares of Common Stock
(12)	Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions): ☐
(13)

Percent of Class Represented by Amount in Row (11):

63.0% beneficial ownership of the Issuer’s common stock (based on 41,046,216 shares of Common Stock outstanding as of February 3, 2021 as reported in the Issuer’s prospectus filed pursuant to Rule 424(b)(3), filed with the Securities and Exchange Commission on March 31, 2021).

(14)	Type of Reporting Person (See Instructions): PN

Schedule 13D

CUSIP No. 00810F106	Page 3 of 19 Pages

(1)	Name of Reporting Persons: Green Equity Investors Side CF, L.P.
(2)	Check the Appropriate Box if a Member of a Group (See Instructions): (a) ☒ (b) ☐
(3)	SEC Use Only:
(4)	Source of Funds (See Instructions): WC
(5)	Check Box if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e): ☐
(6)	Citizenship or Place of Organization: Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	(7)	Sole Voting Power 0
	(8)	Shared Voting Power 27,017,623 shares of Common Stock
	(9)	Sole Dispositive Power 0
	(10)	Shared Dispositive Power 27,017,623 shares of Common Stock

(11)	Aggregate Amount Beneficially Owned by Each Reporting Person: 27,017,623 shares of Common Stock
(12)	Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions): ☐
(13)

Percent of Class Represented by Amount in Row (11):

63.0% beneficial ownership of the Issuer’s common stock (based on 42,901,850 shares of Common Stock outstanding as of February 1, 2021 as reported in the Issuer’s prospectus filed pursuant to Rule 424(b)(3), filed with the Securities and Exchange Commission on March 31, 2021).

(14)	Type of Reporting Person (See Instructions): PN

Schedule 13D

CUSIP No. 00810F106	Page 4 of 19 Pages

(1)	Name of Reporting Persons: LGP Associates CF LLC
(2)	Check the Appropriate Box if a Member of a Group (See Instructions): (a) ☒ (b) ☐
(3)	SEC Use Only:
(4)	Source of Funds (See Instructions): WC
(5)	Check Box if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e): ☐
(6)	Citizenship or Place of Organization: Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	(7)	Sole Voting Power 0
	(8)	Shared Voting Power 27,017,623 shares of Common Stock
	(9)	Sole Dispositive Power 0
	(10)	Shared Dispositive Power 27,017,623 shares of Common Stock

(11)	Aggregate Amount Beneficially Owned by Each Reporting Person: 27,017,623 shares of Common Stock
(12)	Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions): ☐
(13)

Percent of Class Represented by Amount in Row (11):

63.0% beneficial ownership of the Issuer’s common stock (based on 42,901,850 shares of Common Stock outstanding as of February 1, 2021 as reported in the Issuer’s prospectus filed pursuant to Rule 424(b)(3), filed with the Securities and Exchange Commission on March 31, 2021).

(14)	Type of Reporting Person (See Instructions): OO (Limited Liability Company)

Schedule 13D

CUSIP No. 00810F106	Page 5 of 19 Pages

(1)	Name of Reporting Persons: GEI Capital CF, LLC
(2)	Check the Appropriate Box if a Member of a Group (See Instructions): (a) ☐ (b) ☐
(3)	SEC Use Only:
(4)	Source of Funds (See Instructions): AF
(5)	Check Box if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e): ☐
(6)	Citizenship or Place of Organization: Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	(7)	Sole Voting Power 0
	(8)	Shared Voting Power 27,017,623 shares of Common Stock
	(9)	Sole Dispositive Power 0
	(10)	Shared Dispositive Power 27,017,623 shares of Common Stock

(11)	Aggregate Amount Beneficially Owned by Each Reporting Person: 27,017,623 shares of Common Stock
(12)	Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions): ☐
(13)

Percent of Class Represented by Amount in Row (11):

63.0% beneficial ownership of the Issuer’s common stock (based on 42,901,850 shares of Common Stock outstanding as of February 1, 2021 as reported in the Issuer’s prospectus filed pursuant to Rule 424(b)(3), filed with the Securities and Exchange Commission on March 31, 2021).

(14)	Type of Reporting Person (See Instructions): OO (Limited Liability Company)

Schedule 13D

CUSIP No. 00810F106	Page 6 of 19 Pages

(1)	Name of Reporting Persons: Leonard Green & Partners, L.P.
(2)	Check the Appropriate Box if a Member of a Group (See Instructions): (a) ☐ (b) ☐
(3)	SEC Use Only:
(4)	Source of Funds (See Instructions): AF
(5)	Check Box if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e): ☐
(6)	Citizenship or Place of Organization: Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	(7)	Sole Voting Power 0
	(8)	Shared Voting Power 27,017,623 shares of Common Stock
	(9)	Sole Dispositive Power 0
	(10)	Shared Dispositive Power 27,017,623 shares of Common Stock

(11)	Aggregate Amount Beneficially Owned by Each Reporting Person: 27,017,623 shares of Common Stock
(12)	Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions): ☐
(13)

Percent of Class Represented by Amount in Row (11):

63.0% beneficial ownership of the Issuer’s common stock (based on 42,901,850 shares of Common Stock outstanding as of February 1, 2021 as reported in the Issuer’s prospectus filed pursuant to Rule 424(b)(3), filed with the Securities and Exchange Commission on March 31, 2021).

(14)	Type of Reporting Person (See Instructions): PN

Schedule 13D

CUSIP No. 00810F106	Page 7 of 19 Pages

(1)	Name of Reporting Persons: LGP Management, Inc.
(2)	Check the Appropriate Box if a Member of a Group (See Instructions): (a) ☐ (b) ☐
(3)	SEC Use Only:
(4)	Source of Funds (See Instructions): AF
(5)	Check Box if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e): ☐
(6)	Citizenship or Place of Organization: Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	(7)	Sole Voting Power 0
	(8)	Shared Voting Power 27,017,623 shares of Common Stock
	(9)	Sole Dispositive Power 0
	(10)	Shared Dispositive Power 27,017,623 shares of Common Stock

(11)	Aggregate Amount Beneficially Owned by Each Reporting Person: 27,017,623 shares of Common Stock
(12)	Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions): ☐
(13)

  Percent of Class Represented by Amount in Row (11):

63.0% beneficial ownership of the Issuer’s common stock (based on 42,901,850 shares of Common Stock outstanding as of February 1, 2021 as reported in the Issuer’s prospectus filed pursuant to Rule 424(b)(3), filed with the Securities and Exchange Commission on March 31, 2021).

(14)	Type of Reporting Person (See Instructions): CO

Schedule 13D

CUSIP No. 00810F106	Page 8 of 19 Pages

(1)	Name of Reporting Persons: Peridot Coinvest Manager LLC
(2)	Check the Appropriate Box if a Member of a Group (See Instructions): (a) ☐ (b) ☐
(3)	SEC Use Only:
(4)	Source of Funds (See Instructions): AF
(5)	Check Box if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e): ☐
(6)	Citizenship or Place of Organization: Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	(7)	Sole Voting Power 0
	(8)	Shared Voting Power 27,017,623 shares of Common Stock
	(9)	Sole Dispositive Power 0
	(10)	Shared Dispositive Power 27,017,623 shares of Common Stock

(11)	Aggregate Amount Beneficially Owned by Each Reporting Person: 27,017,623 shares of Common Stock
(12)	Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions): ☐
(13)

  Percent of Class Represented by Amount in Row (11):

63.0% beneficial ownership of the Issuer’s common stock (based on 42,901,850 shares of Common Stock outstanding as of February 1, 2021 as reported in the Issuer’s prospectus filed pursuant to Rule 424(b)(3), filed with the Securities and Exchange Commission on March 31, 2021).

(14)	Type of Reporting Person (See Instructions): OO (Limited Liability Company)

Schedule 13D

CUSIP No. 00810F106	Page 9 of 19 Pages

(1)	Name of Reporting Persons: Green V Holdings, LLC
(2)	Check the Appropriate Box if a Member of a Group (See Instructions): (a) ☐ (b) ☐
(3)	SEC Use Only:
(4)	Source of Funds (See Instructions): WC
(5)	Check Box if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e): ☐
(6)	Citizenship or Place of Organization: Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	(7)	Sole Voting Power 0
	(8)	Shared Voting Power 0 shares of Common Stock
	(9)	Sole Dispositive Power 0
	(10)	Shared Dispositive Power 0 shares of Common Stock

(11)	Aggregate Amount Beneficially Owned by Each Reporting Person: 0 shares of Common Stock
(12)	Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions): ☐
(13)

  Percent of Class Represented by Amount in Row (11):

  0.0% beneficial ownership of the Issuer’s common stock (based on 42,901,850 shares of Common Stock outstanding as of February 1, 2021 as reported in the Issuer’s prospectus filed pursuant to Rule 424(b)(3), filed with the Securities and Exchange Commission on March 31, 2021).

(14)	Type of Reporting Person (See Instructions): OO (Limited Liability Company)

Schedule 13D

CUSIP No. 00810F106	Page 10 of 19 Pages

(1)	Name of Reporting Persons: LGP Parts Coinvest LLC
(2)	Check the Appropriate Box if a Member of a Group (See Instructions): (a) ☐ (b) ☐
(3)	SEC Use Only:
(4)	Source of Funds (See Instructions): WC
(5)	Check Box if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e): ☐
(6)	Citizenship or Place of Organization: Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	(7)	Sole Voting Power 0
	(8)	Shared Voting Power 0 shares of Common Stock
	(9)	Sole Dispositive Power 0
	(10)	Shared Dispositive Power 0 shares of Common Stock

(11)	Aggregate Amount Beneficially Owned by Each Reporting Person: 0 shares of Common Stock
(12)	Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions): ☐
(13)

  Percent of Class Represented by Amount in Row (11):

0.0% beneficial ownership of the Issuer’s common stock (based on 42,901,850 shares of Common Stock outstanding as of February 1, 2021 as reported in the Issuer’s prospectus filed pursuant to Rule 424(b)(3), filed with the Securities and Exchange Commission on March 31, 2021).

(14)	Type of Reporting Person (See Instructions): OO (Limited Liability Company)

Schedule 13D

CUSIP No. 00810F106	Page 11 of 19 Pages

(1)	Name of Reporting Persons: Green Equity Investors V, L.P.
(2)	Check the Appropriate Box if a Member of a Group (See Instructions): (a) ☒ (b) ☐
(3)	SEC Use Only
(4)	Source of Funds (See Instructions): WC
(5)	Check Box if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e): ☐
(6)	Citizenship or Place of Organization: Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	(7)	Sole Voting Power 0
	(8)	Shared Voting Power 0 shares of Common Stock
	(9)	Sole Dispositive Power 0
	(10)	Shared Dispositive Power 0 shares of Common Stock

(11)	Aggregate Amount Beneficially Owned by Each Reporting Person: 0 shares of Common Stock
(12)	Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions): ☐
(13)

  Percent of Class Represented by Amount in Row (11):

0.0% beneficial ownership of the Issuer’s common stock (based on 42,901,850 shares of Common Stock outstanding as of February 1, 2021 as reported in the Issuer’s prospectus filed pursuant to Rule 424(b)(3), filed with the Securities and Exchange Commission on March 31, 2021).

(14)	Type of Reporting Person (See Instructions): PN

Schedule 13D

CUSIP No. 00810F106	Page 12 of 19 Pages

(1)	Name of Reporting Persons: Green Equity Investors Side V, L.P.
(2)	Check the Appropriate Box if a Member of a Group (See Instructions): (a) ☒ (b) ☐
(3)	SEC Use Only
(4)	Source of Funds (See Instructions): WC
(5)	Check Box if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e): ☐
(6)	Citizenship or Place of Organization: Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	(7)	Sole Voting Power 0
	(8)	Shared Voting Power 0 shares of Common Stock
	(9)	Sole Dispositive Power 0
	(10)	Shared Dispositive Power 0 shares of Common Stock

(11)	Aggregate Amount Beneficially Owned by Each Reporting Person: 0 shares of Common Stock
(12)	Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions): ☐
(13)

  Percent of Class Represented by Amount in Row (11):

0.0% beneficial ownership of the Issuer’s common stock (based on 42,901,850 shares of Common Stock outstanding as of February 1, 2021 as reported in the Issuer’s prospectus filed pursuant to Rule 424(b)(3), filed with the Securities and Exchange Commission on March 31, 2021).

(14)	Type of Reporting Person (See Instructions): PN

Schedule 13D

CUSIP No. 00810F106	Page 13 of 19 Pages

(1)	Name of Reporting Persons: GEI Capital V, LLC
(2)	Check the Appropriate Box if a Member of a Group (See Instructions): (a) ☐ (b) ☐
(3)	SEC Use Only
(4)	Source of Funds (See Instructions): WC
(5)	Check Box if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e): ☐
(6)	Citizenship or Place of Organization: Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	(7)	Sole Voting Power 0
	(8)	Shared Voting Power 0 shares of Common Stock
	(9)	Sole Dispositive Power 0
	(10)	Shared Dispositive Power 0 shares of Common Stock

(11)	Aggregate Amount Beneficially Owned by Each Reporting Person: 0 shares of Common Stock
(12)	Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions): ☐
(13)

  Percent of Class Represented by Amount in Row (11):

0.0% beneficial ownership of the Issuer’s common stock (based on 42,901,850 shares of Common Stock outstanding as of February 1, 2021 as reported in the Issuer’s prospectus filed pursuant to Rule 424(b)(3), filed with the Securities and Exchange Commission on March 31, 2021).

(14)	Type of Reporting Person (See Instructions): OO (Limited Liability Company)

Schedule 13D

CUSIP No. 00810F106	Page 14 of 19 Pages

ITEM 1. SECURITY AND ISSUER

This Amendment No. 2 to Schedule 13D relates to shares of Common Stock, par value $0.0001 per share (the “Common Stock”), of AerSale Corporation (f/k/a Monocle Holdings Inc.), a Delaware corporation (the “Issuer”) and amends and supplements the Schedule 13D filed with the Securities and Exchange Commission (the “SEC”) on December 3, 2020, as amended by Amendment No. 1 to Schedule 13D, filed with the SEC on April 2, 2021 (collectively, the “Schedule 13D”). This Amendment No. 2 is being filed to amend the Schedule 13D to reflect the addition of Green Equity Investors CF, L.P., a Delaware limited partnership, Green Equity Investors Side CF, L.P., a Delaware limited partnership, LGP Associates CF LLC, a Delaware limited liability company, and GEI Capital CF, LLC, a Delaware limited liability company, as members of the group by virtue of the transfer of the shares held by Green Equity Investors V, L.P. (“GEI V”), Green Equity Investors Side V, L.P. (“GEI Side V”), and LGP Parts Coinvest LLC (“Coinvest”) to such new members (as described in Item 6 below).

The address of the Issuer’s principal executive offices is 121 Alhambra Plaza, Suite 1700, Coral Gables, Florida 33134.

As of the date of filing of this Amendment No. 2, each of GEI V, GEI Side V, Coinvest, Green V Holdings, LLC (“Holdings”), and GEI Capital V, LLC (“Capital V”), are no longer beneficial owners of the shares of Common Stock reported herein. Consequently, this Amendment No. 2 represents an exit filing with respect to each of GEI V, GEI Side V, Coinvest, Holdings, and Capital V.

ITEM 2. IDENTITY AND BACKGROUND

The disclosure provided in Item 2 of the Schedule 13D is amended and restated in its entirety to include the following disclosure.

(a)

This Schedule 13D is being filed by Green Equity Investors CF, L.P., a Delaware limited partnership (“GEI CF”), Green Equity Investors Side CF, L.P., a Delaware limited partnership (“GEI Side CF”), LGP Associates CF LLC, a Delaware limited liability company (“Associates CF” and together with GEI CF and GEI Side CF, the “Investors”), GEI Capital CF, LLC, a Delaware limited liability company (“Capital”), Leonard Green & Partners, L.P., a Delaware limited partnership (“LGP”), LGP Management, Inc., a Delaware corporation (“LGPM”), and Peridot Coinvest Manager LLC, a Delaware limited liability company (“Peridot” and together with the foregoing entities and persons, collectively, the “Reporting Persons”) pursuant to their agreement to the joint filing of this Schedule 13D, attached hereto as Exhibit 7.4 (the “Joint Filing Agreement”).

As of the date of this statement, (i) GEI CF is the record owner of 19,333,716 shares of Common Stock, (ii) GEI Side CF is the record owner of 7,679,974 shares of Common Stock, and (iii) Associates CF is the record owner of 3,933 shares of Common Stock. The principal business of each of GEI CF, GEI Side CF, and Associates CF is to pursue investments. Capital is the general partner of GEI CF and GEI Side CF. Capital’s principal business is to act as the general partner of GEI CF and GEI Side CF. LGP is an affiliate of Capital. LGP’s principal business is to act as the management company of GEI CF, GEI Side CF and other affiliated funds. LGPM is the general partner of LGP. LGPM’s principal business is to act as the general partner of LGP. Peridot is an affiliate of LGP and Capital whose principal business is to act as the manager of Associates CF, and other similar entities. Due to their relationships with GEI CF, GEI Side CF, and Associates CF, each of Capital, LGP, LGPM, and Peridot may be deemed to have shared voting and investment power with respect to the shares of Common Stock beneficially owned by the Investors. As such, Capital, LGP, LGPM, and Peridot may be deemed to have shared beneficial ownership over such shares of Common Stock. Each of Capital, LGP, LGPM, and Peridot, however, disclaims beneficial ownership of such shares of Common Stock.

Schedule 13D

CUSIP No. 00810F106	Page 15 of 19 Pages

The names of the directors and executive officers of LGPM are set forth on Schedule 1, which is incorporated herein by reference.

(b)	The business address of each of the Reporting Persons and each of the directors and executive officers of LGPM is 11111 Santa Monica Boulevard, Suite 2000, Los Angeles, California 90025.

(c)	Not applicable to GEI CF, GEI Side CF, Associates CF, Capital, LGP, LGPM, or Peridot.

The present principal occupation of each of the directors and officers of LGPM is set forth on Schedule 1.

(d)	None of the Reporting Persons and none of the directors and executive officers of LGPM set forth on Schedule 1 has been convicted in a criminal proceeding during the last five years.

(e)

None of the Reporting Persons and none of the directors and executive officers of LGPM set forth on Schedule 1 has been party to any civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree, or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws, or finding any violation with respect to such laws during the last five years.

(f)	Each of the Reporting Persons is organized under the laws of Delaware. Each of the directors and executive officers of LGPM is a United States citizen.

ITEM 3. SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION

The disclosure provided in Item 3 of the Schedule 13D is amended and restated in its entirety to include the following disclosure.

As of the date of this statement, GEI CF held 19,333,716 shares of Common Stock, GEI Side CF held 7,679,974 shares of Common Stock, and Associates CF held 3,933 shares of Common Stock, representing an aggregate of 27,017,623 shares of Common Stock. Of the 27,017,623 shares of Common Stock, 26,050,506 shares of Common Stock were acquired by GEI V, GEI Side V, and Coinvest as consideration in the merger (the “Merger”) pursuant to that certain Amended and Restated Agreement and Plan of Merger, dated as of September 8, 2020, by and among Monocle Holdings Inc., AerSale Aviation, Inc. (f/k/a AerSale Corp.), Monocle Acquisition Corporation, Monocle Merger Sub 1 Inc., Monocle Merger Sub 2 LLC, and LGP, solely in its capacity as the Holder Representative (the “Merger Agreement”). Pursuant to the Merger, the Issuer acquired a business in which GEI V, GEI Side V, and Coinvest were invested.

Of the 27,017,623 shares of Common Stock, 967,117 shares of Common Stock were acquired by GEI V, GEI Side V, and Coinvest on February 8, 2021 as a portion of the earn out consideration payable pursuant to the Merger Agreement.

Subsequent to the transactions described above, GEI V, GEI Side V, and Coinvest contributed all securities of the Issuer (including the right to receive the Earnout Shares described in Item 6) to each of GEI CF, GEI Side CF, and Associates CF as part of a transaction pursuant to which GEI V, GEI Side V, Coinvest, and other affiliated co-investment vehicles engaged in a coordinated transfer of their equity interests in several portfolio companies (including the Issuer) to one or more newly formed affiliated investment funds.

ITEM 4. PURPOSE OF TRANSACTION

The disclosure provided in Item 4 of the Schedule 13D is updated to include the following additional disclosure.

On April 16, 2021, GEI V, GEI Side V, and Coinvest contributed all securities of the Issuer (including the right to receive the Earnout Shares described in Item 6) to each of GEI CF, GEI Side CF, and Associates CF as part of a transaction pursuant to which GEI V, GEI Side V, Coinvest, and other affiliated co-investment vehicles engaged in a coordinated transfer of their equity interests in several portfolio companies (including the Issuer) to one or more newly formed affiliated investment funds.

Schedule 13D

CUSIP No. 00810F106	Page 16 of 19 Pages

ITEM 5. INTEREST IN SECURITIES OF THE ISSUER

(a)	and (b)

Reporting Persons	Shared Beneficial Ownership (Voting and Dispositive Power)	Percentage of Class Beneficially Owned
GEI CF	27,017,623	63.0%
GEI Side CF	27,017,623	63.0%
Associates CF	27,017,623	63.0%
Other Reporting Persons	27,017,623	63.0%

(c)

Other than as disclosed in Item 4 above, none of the Reporting Persons nor the directors and executive officers of LGPM, has effected any transaction involving shares of Common Stock in the 60 days prior to the filing of this Schedule 13D.

(d)	None.

(e)	Not applicable

ITEM 7. MATERIAL TO BE FILED AS EXHIBITS

7.1

Merger Agreement, dated as of September 8, 2020 (incorporated by reference to Exhibit 2.3 of AerSale Corporation’s Current Report on Form 8-K, filed with the Securities and Exchange Commission on December 23, 2020).

7.2

Registration Rights Agreement, dated as of December 22, 2020 (incorporated by reference to Exhibit 10.7 of AerSale Corporation’s Current Report on Form 8-K, filed with the Securities and Exchange Commission on December 23, 2020).

7.3

Lock-Up Agreement, dated as of December 22, 2020 (incorporated by reference to Exhibit 10.8 of AerSale Corporation’s Current Report on Form 8-K, filed with the Securities and Exchange Commission on December 23, 2020).

7.4	Joint Filing Agreement, dated April 16, 2021.

7.5	Power of Attorney, dated April 19, 2021.

Schedule 13D

CUSIP No. 00810F106	Page 17 of 19 Pages

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, each of the undersigned certifies that the information set forth in this Schedule 13D is true, complete, and correct.

Dated as of April 19, 2021

Green Equity Investors CF, L.P.
By: GEI Capital CF, LLC, its General Partner

By:	/s/ ANDREW GOLDBERG
Name:	Andrew Goldberg
Title:	Vice President, General Counsel and Secretary

Green Equity Investors Side CF, L.P.
By: GEI Capital CF, LLC, its General Partner

By:	/s/ ANDREW GOLDBERG
Name:	Andrew Goldberg
Title:	Vice President, General Counsel and Secretary

LGP Associates CF LLC
By: Peridot Coinvest Manager LLC, its Manager

By:	/s/ ANDREW GOLDBERG
Name:	Andrew Goldberg
Title:	Vice President, General Counsel and Secretary

GEI Capital CF, LLC

By:	/s/ ANDREW GOLDBERG
Name:	Andrew Goldberg
Title:	Vice President, General Counsel and Secretary

Leonard Green & Partners, L.P.
By: LGP Management, Inc., its General Partner

By:	/s/ ANDREW GOLDBERG
Name:	Andrew Goldberg
Title:	Vice President, General Counsel and Secretary

Schedule 13D

CUSIP No. 00810F106	Page 18 of 19 Pages

LGP Management, Inc.

By:	/s/ ANDREW GOLDBERG
Name:	Andrew Goldberg
Title:	Vice President, General Counsel and Secretary

Peridot Coinvest Manager LLC

By:	/s/ ANDREW GOLDBERG
Name:	Andrew Goldberg
Title:	Vice President, General Counsel and Secretary

Green Equity Investors V, L.P.
By: GEI Capital CF, LLC, its General Partner

By:	/s/ ANDREW GOLDBERG
Name:	Andrew Goldberg
Title:	Vice President, General Counsel and Secretary

Green Equity Investors Side V, L.P.
By: GEI Capital CF, LLC, its General Partner

By:	/s/ ANDREW GOLDBERG
Name:	Andrew Goldberg
Title:	Vice President, General Counsel and Secretary

GEI Capital V, LLC

By:	/s/ ANDREW GOLDBERG
Name:	Andrew Goldberg
Title:	Vice President, General Counsel and Secretary

Schedule 13D

CUSIP No. 00810F106	Page 19 of 19 Pages

Green V Holdings, LLC
By: LGP Management, Inc., its managing member

By:	/s/ ANDREW GOLDBERG
Name:	Andrew Goldberg
Title:	Vice President, General Counsel and Secretary